UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-41444

Intelligent Living Application Group Inc.

Unit 2, 5/F, Block A, Profit Industrial Building

1-15 Kwai Fung Crescent, Kwai Chung

New Territories, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Intelligent Living Application Group Inc.

Date: November 18, 2025	By:	/s/ Bong Lau
	Name:	Bong Lau
	Title:	Chief Executive Officer

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Exhibit Index

Exhibit Number	Description
99.1	Notice of Intelligent Living Application Group Inc.’s 2025 Extraordinary General Meeting of Stockholders and Proxy Statement
99.2	Proxy Card

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